Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-287637
Term Sheet dated September 23, 2026

TERM SHEET | 23 SEPTEMBER 2026 Hafnia Limited Offering of ordinary shares to raise the NOK equivalent of approx. USD 300 million

Issuer	•	Hafnia Limited (the “Company”).
	•	A corporation incorporated under the laws of Bermuda and redomiciled to the Republic of Singapore with registration number 202440137E.
Listing venues	•
The Company’s ordinary shares are listed on the New York Stock Exchange under the ticker “HAFN” under SEDOL BSVLS03 and listed on Euronext Oslo Børs under the trading symbol “HAFNI” under ISIN SGXZ53070850.

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All ordinary shares are primarily held and settled within the Depository Trust Company (the “DTC”) in the United States and registered in Euronext Securities Oslo (the “VPS”) in Norway through a CSD link.

Pre-money valuation	•	Ordinary shares outstanding (net of treasury shares): 499,781,305 ordinary shares.
	•	Market capitalization: Approx. USD 4.6 billion / NOK 43 billion based on the closing price of the Company’s shares on Euronext Oslo Børs on 23 September 2026 and currency rate.
Dilutive instruments	•	As of 21 September 2026, the Company has 2,159,127 vested and 4,728,460 unvested options outstanding under the Company’s long-term incentive plan.
Offering type	•	Offering of ordinary shares (the “Offer Shares”) in the Company (the “Offering”).
Offering size	•	Gross proceeds of the NOK equivalent of approx. USD 300 million (the “Offer Size”).
	•	The final Offer Size will be determined by the Company, in consultation with the Managers.
Offering price	•	To be determined in NOK on the basis of an accelerated bookbuilding process (the “Offer Price”).
Use of proceeds	•
The Company intends to use the net proceeds from the Offering to (i) strengthen its balance sheet following its acquisitions of shares in TORM plc (“TORM”), including the recently announced acquisition of 4,500,000 shares of TORM, representing 4.39% of the issued and outstanding share capital of TORM, and increasing the Company’s ownership in TORM to 18.19%, including repayment of indebtedness incurred in connection with such acquisitions, (ii) for funding of potential strategic opportunities, and (iii) for general corporate purposes.

Minimum order and allocation	•	The NOK equivalent of EUR 100,000.
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The Company may, in its sole discretion, offer and allocate Offer Shares to applicants below such amount to the extent exemptions from relevant prospectus requirements, including Regulation (EU) 2017/1129, are available.

Bookbuilding period (subject to change)	•	Start of bookbuilding period: As soon as practically possible after the New York Stock Exchange closes at 16:00 EDT / 22:00 CEST on 23 September 2026.
	•	Close of bookbuilding period: 24 September 2026 at 04:30 EDT / 10:30 CEST.
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The Company, in consultation with the Managers, may, in its sole discretion, extend or shorten the bookbuilding period at any time and for any reason on short, or without, notice. If the bookbuilding period is extended or shortened, the other dates referred to herein may be changed accordingly.

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To facilitate an efficient bookbuilding process, a trading halt will be imposed on the Company’s ordinary shares that are trading on Euronext Oslo Børs from 09:00 CEST on 24 September 2026, throughout the bookbuilding period and until final results have been announced, expected no later than 13:00 CEST on 24 September 2026.

Settlement dates (subject to change)	•	Notification of allocation: Expected to take place on 24 September 2026 no later than 07:00 EDT / 13:00 CEST.
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Payment and delivery: Expected to take place on 28 September 2026 based on delivery vs payment (DVP, T+2) pursuant to a share lending arrangement entered into between the Company, the Managers, and BW Group Limited. The Offer Shares will be delivered through VPS.

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Trading: The Offer Shares allocated to applicants will be available for trading on Euronext Oslo Børs once allocation has taken place. After delivery of Offer Shares, such ordinary shares may be transferred from VPS to DTC in accordance with the customary arrangements for transfers of the Company’s ordinary shares between VPS and DTC.

Conditions for completion	•
Completion of the Offering by settlement of Offer Shares towards investors will be subject to: (i) All corporate resolutions of the Company required to complete the Offering being validly made, including without limitation, the Board resolving to issue the Offer Shares by use of the authorisation granted to the Board by the general meeting held on 26 May 2026; (ii) the issuance of relevant documents and legal opinions for the issuance of the Offer Shares as required in the engagement letter entered into between the Managers and the Company, unless waived by the Managers, (iii) a share lending agreement for the Offer Shares being in full force and effect, and (iv) the filing of the prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

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The Company and the Managers reserve the right, at any time and for any reason, to cancel, and/or modify the terms of, the Offering without or on short notice. Neither the Company nor the Managers will be liable for any losses incurred by applicants if the Offering is cancelled, irrespective of the reason.

Allocation criteria	•	The allocation of Offer Shares will be made at the sole discretion of the Company in consultation with the Managers.

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The Company will focus on criteria such as (but not limited to) existing ownership in the Company, indications from the pre-sounding phase of the Offering, timeliness of the application, price leadership, relative order size, sector knowledge, perceived investor quality and investment horizon.

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The Company may, in its sole discretion, reject and/or reduce any orders, in whole or in part. The Company, in consultation with the Managers, further reserves the right, at its sole discretion, to take into account the creditworthiness of any applicant. There is no guarantee that any potential investor will be allocated any Offer Shares.

Investor documentation	•
The investor documentation in the Offering (the “Investor Documentation”) consists of (i) this term sheet, (ii) an application form, and (iii) a preliminary prospectus supplement dated 23 September 2026 (the “Preliminary Prospectus Supplement”) together with the documents incorporated by reference therein.

	•	Applications for Offer Shares must be made on the basis of an application agreement distributed to investors.
Risks and investor confirmations	•
Investors who apply for Offer Shares in the Offering will, by making their application, agree, amongst other things, that they have made all the necessary investigations and analysis of the Investor Documentation to arrive at an investment decision on their own.

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An investment in the Offer Shares implies significant risks. Investors are advised to review the risk factors included or incorporated by reference in the Preliminary Prospectus Supplement prior to making an investment decision.

Prospectus	•
The Offering will be made by the Company to investors subject to applicable exemptions from relevant EU prospectus requirements in accordance with Regulation (EU) 2017/1129, the Norwegian Securities Trading Act of 2007 and Singapore prospectus requirements in accordance with the Securities and Futures Act 2001 of Singapore.

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The Company has filed the Preliminary Prospectus Supplement with the SEC under its effective shelf registration statement on Form F-3 in connection with the Offering, and it may be obtained from the SEC’s website at www.sec.gov. The Company plans to file a final prospectus supplement with the SEC after the completion of the Offering.

Target market	•
Positive target market: Non-professional investors, professional investors and eligible counterparties (all distribution channels) with at least a common/normal understanding of the capital markets, who are able to bear the losses of their investment amounts, who are willing to accept risks connected with the Offer Shares, and who have an investment horizon which takes into consideration the liquidity of the shares.

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Negative target market: An investment in the Offer Shares is not compatible with investors looking for full capital protection or full repayment of the amount invested or having no risk tolerance, or investors requiring a fully guaranteed income or fully predictable return profile.

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ESG target market: The Company has not published sufficient data to determine whether an investment in the Offering is compatible for investors who have expressed sustainability related objectives with their investments based on whether it (i) is an environmentally sustainable investment under Regulation (EU) 2020/852 (the EU Taxonomy Regulation), (ii) represents a sustainable investment under Regulation (EU) 2019/2088 (the “SFDR”), and/or (iii) takes into consideration any Principal Adverse Impacts on sustainability factors as per the SFDR.

Managers	•
Fearnley Securities AS and Pareto Securities AS are acting as joint global coordinators and joint bookrunners, and Arctic Securities AS and Clarksons Securities AS are acting as joint bookrunners (collectively, the “Managers”) as disclosed in the Preliminary Prospectus Supplement.

	•	The Managers will, subject to completion of the Offering, receive compensation from the Company in line with market practice.

IMPORTANT INFORMATION:

The Company has filed with the SEC a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement (together with the base prospectus included in the registration statement, the “prospectus”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Managers will arrange to send you the prospectus if you request it by calling Fearnley Securities AS at +4722936000 or by emailing prospectus@fearnleys.com or Pareto Securities AS at subscription@paretosec.com.

This Term Sheet and registration statement (including a prospectus) have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Term Sheet, the accompanying prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trustee of a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments, and each beneficiary of the trust is an individual who is an accredited investor, such relevant person shall ensure that securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within 6 months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.